May 21, 2007

Clair E. Pagnano, Esq.
Kirkpatrick & Lockhart Preston Gates Ellis L.L.P.
State Street Financial Center
One Lincoln Street
Boston, Massachusetts 02111

Re:	Eaton Vance Risk-Managed Diversified Equity Income Fund
	File Nos. 333-141981 and 811-22044

Dear Ms. Pagnano:

	We have reviewed the registration statement on Form N-2 for the
Eaton Vance Risk-Managed Diversified Equity Income Fund ("Fund") filed with the Commission on April 9, 2007. We have the following comments.

Prospectus

Cover

	Please confirm that Eaton Vance will not recoup from the Fund any offering or organization cost reimbursements it makes to the Fund. Please include the reimbursement agreement as an exhibit to the registration statement.

	Please confirm that the disclosure of the Fund`s lack of trading history and attendant risks, and all remaining disclosure required by
Item 1.1.i. of Form N-2 will appear on the outside front cover page and will be prominent. See Item 1.1.i. of Form N-2.

Investment Objectives

	Please define the term "gains" as it is used in this section.

Portfolio Contents

	Please define the term "other liquid assets" as used in the first sentence of the first paragraph of this section. Given the name of the Fund, why does it not have a requirement to invest at least 80% of its assets in equities? See Rule 35d-1 under the Investment Company Act of 1940.





	What percentage of the Fund`s income will be in the form of dividends qualified to be treated as long-term capital gains?
Please
disclose prominently the approximate percentage of the Fund`s income that will not consist of qualified dividends.

Summary

The Fund

	Does the Fund have an opinion of tax counsel? If so, please file as an exhibit to the registration statement.

	Please state in the Prospectus whether the Fund`s objectives are fundamental.

Investment Selection Strategies

	Please summarize the criteria the Adviser and Sub-Adviser will use to select stocks for the Fund`s portfolio.

	Will the Fund`s derivative strategies change with the market`s direction or velocity? If so, please describe the changes.

	Please disclose that there is no assurance that the Fund will receive an exemptive order from the Commission regarding the inclusion of long-term capital gains in regular shareholder distributions.

	Please disclose in this section that the Fund expects annual portfolio turnover to exceed 100%.

Distributions

	The disclosure indicates the Fund will make regular quarterly distributions which may include return of capital. Will the Fund be reporting its distribution yield? If so, please confirm that the Fund will not include return of capital in its reported distribution yield. If the Fund cannot state definitively the portion of the distribution that will be characterized as a return of capital, it must have a process whereby it can reasonably estimate the characteristics of the distribution. The Fund should add disclosure to explain that the yield is an estimate, excludes any portion of a distribution that represents a return of capital, and the return of capital portion of the distribution yield will be finalized at the end of the tax year. Please also disclose that, for tax purposes, a return of capital will have the effect of decreasing the cost basis of the shareholder`s investment.





Special Risk Considerations

	Please disclose prominently that the Fund`s derivatives strategies may have the effect of reducing gains made by virtue of increases in value of the Fund`s common stocks holdings.

	Please disclose that the management fee, based on gross assets, may encourage the use of leverage when it is not in Fund shareholders` best interests. Also, please explain how the Fund`s board of directors plans to monitor this conflict of interest.

Summary of Fund Expenses

	The fee table discloses management fees as one percent of net assets, yet the disclosure pertaining to the Fund`s adviser states the management fee is one percent of gross assets. Please correct or explain this inconsistency.

	Is 12,500,000 the maximum number of common shares in the Fund`s offering?

	Please delete "and correspondingly the Total annual expenses" from the first sentence of the paragraph immediately following the fee table.

	If the Fund will engage in short selling, please disclose the resulting expenses in the fee table.

Investment Objectives, Policies and Risks

	The disclosure indicates the Fund will use a variety of investment techniques. Please include disclosure of the tax effects of using each technique.

	Please confirm that the Fund has no intention to use leverage within the first 12 months after the registration statement becomes effective.

	Please disclose here the percentage of Fund assets to be invested in derivatives.

	Please clarify that the Fund will invest in derivatives for speculative, rather than "non-hedging" purposes.

	In the disclosure concerning the Fund`s securities lending practices, please discuss whether the right to vote the shares passes to the borrower; and disclose the compensation the Fund will pay to those who will invest the cash collateral for the loans.

	In the section titled "Credit Facility/Commercial Paper
Program," please disclose the asset coverage ratios required by the
Investment Company Act of 1940.


The Administrator

	Please disclose in this section the compensation to be paid to the Administrator. See Item 9.1.d. of Form N-2.

Underwriting

	The disclosure indicates the Fund has agreed not to offer, sell or register any additional equity securities, other than common shares, for 180 days after the date of the underwriting agreement without the prior written consent of the Representatives. Please advise us in your response letter whether the Fund`s Board considered this to be in shareholders` best interest and, if so, why.

	Please disclose the services underwriters will provide to the Fund in return for the structuring fees the Fund will pay.

	Did the Fund`s Board consider the fee arrangements between the
Adviser, qualifying underwriters and certain others when approving the Advisory Agreement? Please indicate what services are provided pursuant to the fee agreements. Clarify whether the services are for distribution and therefore subject to the NASD sales load cap. Please file any agreements as exhibits to the registration statement.

	Please advise whether the NASD has reviewed and approved the terms of the underwriting agreement.

Closing
      We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.
      Please advise us if you have submitted or expect to submit an exemptive application (other than that described in the registration statement) or no-action request in connection with the registration statement.
   	Please inform the staff of the information the Fund proposes to omit from the final pre-effective amendment pursuant to Rule 430A under the Securities Act.
      Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities
Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.


      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
	Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.
	Any questions you may have regarding the filing or this letter may be directed to me at 202.551.6965.


							Sincerely,


							Vincent J. Di Stefano
							Senior Counsel





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